Exhibit 99.1

ASUR Announces Total Passenger Traffic for April 2021

Compared with pre-pandemic levels of April 2019, passenger traffic declined 28.1% in Mexico and 38.8% in Colombia, and increased 1.7% in Puerto Rico in 1Q21

MEXICO CITY, May 5, 2021 /PRNewswire/ -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that total passenger traffic for April 2021 reported a YoY recovery of 1.2 million passengers reaching a total of 3.5 million passengers, up from 0.2 million in April 2020. This is still below the 4.6 million passengers reported in April 2019 reflecting overall lower travel demand and restrictions in certain countries worldwide to contain the spread of the COVID-19 virus.

When compared to pre-pandemic levels of April 2019, passenger traffic declined 28.1% in Mexico and 38.8% in Colombia, while traffic in Puerto Rico increased 1.7%.

This announcement reflects comparisons between April 1 through April 30, 2021, from April 1 through April 30, 2020 and April 1 through April 30, 2019. It must be taken into account that the Holy Week of 2020 was in the week of April 5 to 12 while for the year 2021 it was from March 28 to April 4. Transit and general aviation passengers are excluded for Mexico and Colombia.

Passenger Traffic Summary
		April		% Chg 2021vs 2020	% Chg 2021vs 2019		Year to date		% Chg 2021vs 2020	% Chg 2021vs 2019
	2019	2020	2021			2019	2020	2021
Mexico	2,991,010	129,758	2,149,956	1,556.9	(28.1)	11,714,239	8,149,660	7,268,822	(10.8)	(37.9)
Domestic Traffic	1,400,277	119,750	1,166,737	874.3	(16.7)	5,011,038	3,657,109	4,019,776	9.9	(19.8)
International Traffic	1,590,733	10,008	983,219	9,724.3	(38.2)	6,703,201	4,492,551	3,249,046	(27.7)	(51.5)
San Juan, Puerto Rico	752,910	41,692	765,561	1,736.2	1.7	3,053,418	2,248,202	2,530,434	12.6	(17.1)
Domestic Traffic	670,608	40,362	739,680	1,732.6	10.3	2,743,433	2,043,048	2,442,824	19.6	(11.0)
International Traffic	82,302	1,330	25,881	1,845.9	(68.6)	309,985	205,154	87,610	(57.3)	(71.7)
Colombia	890,196	1,094	544,609	49,681.4	(38.8)	3,193,213	2,670,727	2,401,894	(10.1)	(24.8)
Domestic Traffic	755,273	632	464,369	73,376.1	(38.5)	2,698,652	2,272,305	2,118,797	(6.8)	(21.5)
International Traffic	134,923	462	80,240	17,268.0	(40.5)	494,561	398,422	283,097	(28.9)	(42.8)
Total Traffic	4,634,116	172,544	3,460,126	1,905.4	(25.3)	17,960,870	13,068,589	12,201,150	(6.6)	(32.1)
Domestic Traffic	2,826,158	160,744	2,370,786	1,374.9	(16.1)	10,453,123	7,972,462	8,581,397	7.6	(17.9)
International Traffic	1,807,958	11,800	1,089,340	9,131.7	(39.7)	7,507,747	5,096,127	3,619,753	(29.0)	(51.8)

Mexico Passenger Traffic
		April			% Chg 2021vs 2020	% Chg 2021vs 2019	Year to date			% Chg 2021vs 2020	% Chg 2021vs 2019
		2019	2020	2021			2019	2020	2021
Domestic Traffic		1,400,277	119,750	1,166,737	874.3	(16.7)	5,011,038	3,657,109	4,019,776	9.9	(19.8)
CUN	Cancun	745,015	57,968	714,687	1,132.9	(4.1)	2,644,198	1,860,828	2,460,863	32.2	(6.9)
CZM	Cozumel	18,619	288	11,906	4,034.0	(36.1)	58,607	37,749	35,654	(5.5)	(39.2)
HUX	Huatulco	66,842	1,554	50,449	3,146.4	(24.5)	234,406	148,642	160,053	7.7	(31.7)
MID	Merida	220,063	15,363	142,134	825.2	(35.4)	790,747	602,529	482,158	(20.0)	(39.0)
MTT	Minatitlan	12,209	1,367	8,285	506.1	(32.1)	46,044	30,589	27,965	(8.6)	(39.3)
OAX	Oaxaca	82,680	6,424	53,269	729.2	(35.6)	302,273	269,756	198,280	(26.5)	(34.4)
TAP	Tapachula	33,333	7,641	33,373	336.8	0.1	119,014	104,820	115,727	10.4	(2.8)
VER	Veracruz	117,719	14,375	81,419	466.4	(30.8)	433,081	317,387	282,821	(10.9)	(34.7)
VSA	Villahermosa	103,797	14,770	71,215	382.2	(31.4)	382,668	284,809	256,255	(10.0)	(33.0)
International Traffic		1,590,733	10,008	983,219	9,724.3	(38.2)	6,703,201	4,492,551	3,249,046	(27.7)	(51.5)
CUN	Cancun	1,507,701	7,349	924,952	12,486.1	(38.7)	6,267,922	4,158,127	3,063,842	(26.3)	(51.1)
CZM	Cozumel	34,133	194	28,137	14,403.6	(17.6)	182,792	128,622	91,791	(28.6)	(49.8)
HUX	Huatulco	12,191	35	986	2,717.1	(91.9)	94,803	77,302	6,830	(91.2)	(92.8)
MID	Merida	17,059	418	13,933	3,233.3	(18.3)	76,633	61,170	38,332	(37.3)	(50.0)
MTT	Minatitlan	602	297	301	1.3	(50.0)	2,376	1,940	1,645	(15.2)	(30.8)
OAX	Oaxaca	10,995	289	6,774	2,243.9	(38.4)	46,850	40,176	21,679	(46.0)	(53.7)
TAP	Tapachula	1,104	392	521	32.9	(52.8)	4,242	3,473	1,971	(43.2)	(53.5)
VER	Veracruz	5,192	206	5,716	2,674.8	10.1	21,157	15,663	17,033	8.7	(19.5)
VSA	Villahermosa	1,756	828	1,899	129.3	8.1	6,426	6,078	5,923	(2.6)	(7.8)
Traffic Total Mexico		2,991,010	129,758	2,149,956	1,556.9	(28.1)	11,714,239	8,149,660	7,268,822	(10.8)	(37.9)
CUN	Cancun	2,252,716	65,317	1,639,639	2,410.3	(27.2)	8,912,120	6,018,955	5,524,705	(8.2)	(38.0)
CZM	Cozumel	52,752	482	40,043	8,207.7	(24.1)	241,399	166,371	127,445	(23.4)	(47.2)
HUX	Huatulco	79,033	1,589	51,435	3,136.9	(34.9)	329,209	225,944	166,883	(26.1)	(49.3)
MID	Merida	237,122	15,781	156,067	889.0	(34.2)	867,380	663,699	520,490	(21.6)	(40.0)
MTT	Minatitlan	12,811	1,664	8,586	416.0	(33.0)	48,420	32,529	29,610	(9.0)	(38.8)
OAX	Oaxaca	93,675	6,713	60,043	794.4	(35.9)	349,123	309,932	219,959	(29.0)	(37.0)
TAP	Tapachula	34,437	8,033	33,894	321.9	(1.6)	123,256	108,293	117,698	8.7	(4.5)
VER	Veracruz	122,911	14,581	87,135	497.6	(29.1)	454,238	333,050	299,854	(10.0)	(34.0)
VSA	Villahermosa	105,553	15,598	73,114	368.7	(30.7)	389,094	290,887	262,178	(9.9)	(32.6)

Us Passenger Traffic, San Juan Airport (LMM)
	April			% Chg 2021vs 2020	% Chg 2021vs 2019	Year to date			% Chg 2021vs 2020	% Chg 2021vs 2019
	2019	2020	2021			2019	2020	2021
SJU Total	752,910	41,692	765,561	1,736.2	1.7	3,053,418	2,248,202	2,530,434	12.6	(17.1)
Domestic Traffic	670,608	40,362	739,680	1,732.6	10.3	2,743,433	2,043,048	2,442,824	19.6	(11.0)
International Traffic	82,302	1,330	25,881	1,845.9	(68.6)	309,985	205,154	87,610	(57.3)	(71.7)

Colombia Passenger Traffic Airplan
		April			% Chg 2021vs 2020	% Chg 2021vs 2019	Year to date			% Chg 2021vs 2020	% Chg 2021vs 2019
		2019	2020	2021			2019	2020	2021
Domestic Traffic		755,273	632	464,369	73,376.1	(38.5)	2,698,652	2,272,305	2,118,797	(6.8)	(21.5)
MDE	Rionegro	545,993	9	304,904	3,387,722.2	(44.2)	1,885,937	1,623,161	1,415,597	(12.8)	(24.9)
EOH	Medellin	77,238	455	58,856	12,835.4	(23.8)	330,927	242,603	265,770	9.5	(19.7)
MTR	Monteria	78,140	117	65,760	56,105.1	(15.8)	278,810	259,378	280,573	8.2	0.6
APO	Carepa	16,649	17	12,722	74,735.3	(23.6)	61,883	50,416	59,207	17.4	(4.3)
UIB	Quibdo	30,149	30	19,276	64,153.3	(36.1)	113,769	83,487	85,179	2.0	(25.1)
CZU	Corozal	7,104	4	2,851	71,175.0	(59.9)	27,326	13,260	12,471	(6.0)	(54.4)
International Traffic		134,923	462	80,240	17,268.0	(40.5)	494,561	398,422	283,097	(28.9)	(42.8)
MDE	Rionegro	134,923	462	80,240	17,268.0	(40.5)	494,561	398,422	283,097	(28.9)	(42.8)
EOH	Medellin	-					-
MTR	Monteria	-	-	-			-	-	-
APO	Carepa	-	-	-			-	-	-
UIB	Quibdo	-	-	-			-	-	-
CZU	Corozal	-	-	-			-	-	-
Traffic Total Colombia		890,196	1,094	544,609	49,681.4	(38.8)	3,193,213	2,670,727	2,401,894	(10.1)	(24.8)
MDE	Rionegro	680,916	471	385,144	81,671.5	(43.4)	2,380,498	2,021,583	1,698,694	(16.0)	(28.6)
EOH	Medellin	77238	455	58,856	12,835.4	(23.8)	330,927	242,603	265,770	9.5	(19.7)
MTR	Monteria	78,140	117	65,760	56,105.1	(15.8)	278,810	259,378	280,573	8.2	0.6
APO	Carepa	16,649	17	12,722	74,735.3	(23.6)	61,883	50,416	59,207	17.4	(4.3)
UIB	Quibdo	30,149	30	19,276	64,153.3	(36.1)	113,769	83,487	85,179	2.0	(25.1)
CZU	Corozal	7,104	4	2,851	71,175.0	(59.9)	27,326	13,260	12,471	(6.0)	(54.4)

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan's Airport is the island's primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

Contacts:

ASUR	InspIR Group
Lic. Adolfo Castro	Susan Borinelli
+52-55-5284-0408	+1-646-330-5907
acastro@asur.com.mx	susan@inspirgroup.com